FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated February 26, 2019

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

The board of directors of Banco Santander, S.A. (the “Bank” or “Santander”) at its meeting held today, resolved to call shareholders to the next ordinary general shareholders’ meeting (the “2019 AGM”) to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 11 April 2019 at 9:30 a.m. on first call, or on 12 April 2019, at the same time and place, on second call, with the agenda indicated below.

In order to have flexibility in determining how shareholder remuneration is paid to shareholders, the board is proposing a resolution to the 2019 AGM authorizing the acquisition of shares to be held in treasury with the express possibility of executing share repurchases to reduce the number of shares in issue, should market conditions make such action advisable. Any such share repurchases may also be made in conjunction with a scrip dividend, referred to below, should such a dividend be deemed appropriate.

In addition, in view of the significant acceptance of the scrip dividend, especially among our retail shareholders, and to allow the required flexibility to be able to take advantage of the opportunities for profitable growth in our markets, the board has decided to propose to shareholders to retain the option to use a scrip dividend. This could be combined with share repurchases to satisfy the maximum number of shareholders, institutional and retail, with the target of maximizing earnings per share.

These proposals will provide the board with the required flexibility to determine whether or not to use these mechanisms, depending on the Group’s performance and its progress against the targets set.

The board will announce the 2019 Interim Dividend after the September Board of Directors meeting. To align ourselves with our European peers current practice, it is the board’s intention to set a pay-out ratio of 40-50% in the mid-term, increasing it from the current pay-out ratio of 30-40%; that the proportion of dividend paid in cash is not lower than that of the last year; and, as was announced in the general shareholders’ meeting of 2018, to make two payments against the results of 2019.

Lastly, the board has also resolved to propose to the shareholders’ meeting the appointment of Henrique de Castro as new independent director to fill the vacancy left by Mr Juan Miguel Villar Mir on 1 January 2019. Henrique de Castro brings to the board his sound experience in the technological and digital industry along with significant experience in the US market, which he has acquired through top positions held in companies such as Yahoo! Inc. and Google, Inc.

One.-	Annual accounts and corporate management.
One A.	Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss

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statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2018.
One B.	Examination and, if appropriate, approval of the consolidated statement of non-financial information for the Financial Year ended 31 December 2018 and which is part of the consolidated directors’ report.
One C.	Examination and, if appropriate, approval of the corporate management for Financial Year 2018.
Two.-	Application of results obtained during Financial Year 2018.
Three.-	Board of directors: appointment, re-election or ratification of directors.
Three A.	Setting the number of directors.
Three B.	Appointment of Mr Henrique de Castro.
Three C.	Re-election of Mr Javier Botín-Sanz de Sautuola y O´Shea.
Three D.	Re-election of Mr Ramiro Mato García-Ansorena.
Three E.	Re-election of Mr Bruce Carnegie-Brown.
Three F.	Re-election of Mr José Antonio Álvarez Álvarez.
Three G.	Re-election of Ms Belén Romana García.
Four.-	Re-election of the external auditor for Financial Year 2019.
Five.-	Authorisation for the Bank and its subsidiaries to acquire treasury shares pursuant to the provisions of sections 146 and 509 of the Spanish Capital Corporations Law, depriving of effect, to the extent not used, the authorisation granted by resolution Four II) of the shareholders acting at the ordinary general shareholders’ meeting of 23 March 2018.
Six.-	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire bonus share rights (derechos de asignación gratuita) at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for

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by the shareholders at this general meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed in the manner required by each of such Stock Exchanges.
Seven.-	Delegation to the board of directors of the power to issue all kinds of fixed-income securities, preferred interests (participaciones preferentes) or debt instruments of a similar nature (including warrants) that are convertible into shares of the Company. Establishment of criteria for determining the basis for and terms and conditions applicable to the conversion; and granting to the board of directors of the power to increase capital by the required amount and to exclude the pre-emptive rights of the shareholders. To deprive of effect, to the extent unused, the delegation of powers granted under resolution Ten A II) approved at the ordinary general shareholders’ meeting held on 27 March 2015.
Eight.-	Delegation to the board of directors of the power to issue all kinds of fixed-income securities, preferred interests (participaciones preferentes) or debt instruments of a similar nature (including certificates (cédulas), promissory notes and warrants) that are not convertible, depriving of effect, to the extent unused, the delegation of powers granted in this regard under resolution Seven II) approved at the ordinary general shareholders’ meeting held on 7 April 2017.
Nine.-	Director remuneration policy.
Ten.-	Director remuneration system: setting of the maximum amount of annual remuneration to be paid to all of the directors in their capacity as such.
Eleven.-	Remuneration system: approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.
Twelve.-	Approval of the application of remuneration plans involving the delivery of shares or share options:
Twelve A.	Deferred Multiyear Objectives Variable Remuneration Plan.
Twelve B.	Deferred and Conditional Variable Remuneration Plan.
Twelve C.	Digital Transformation Award.
Twelve D.	Application of the Group’s buy-out regulations.

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Twelve E.	Plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.
Thirteen.-	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.
Fourteen.-	Annual director remuneration report.[1]

The relevant call of meeting will be published in the coming days.

Boadilla del Monte (Madrid), 26 February 2019

1 Consultative vote.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 26, 2019	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer